Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

January 28, 2008

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

China Northern Medical Device, Inc.

Amendment No. 4 to Registration Statement on Form SB-2

Filed January 4, 2008

File No. 333-144243

Dear Mr. Kruczek:

China Northern Medical Device, Inc., (the “Company”), has received your comment letter dated January 14, 2008, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2 (the “Registration Statement”).  Amendment No. 5 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 1 hard copy of the Amendment marked to show changes.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Certain Relationships and Related Transactions, page 37

1.

We note your response to comment 8. Because it appears the failure to make timely payments on demand will result in interest charges, please disclose the rates applicable to the outstanding loan amount, as identified in Items 8 and 10 of exhibit 10.3.

RESPONSE:

We have revised our disclosure to include reference to late charges and potential interest payments.

Part II

Exhibits

2.

We note your response to comment 9. Please tell us where in your exhibit list you have identified the loan agreement filed with the previous amendment to this registration statement. It appears your current list of exhibits includes only the modified loan ag

3.

reement dated September 7, 2007 filed with this amendment and the loan agreement dated June 27, 2007. Also, explain your reference to “**” with respect to the location of counsel’s opinion and consent.

RESPONSE:

Pursuant to our telephone conference of January 24, 2008, we have revised our exhibit table to clarify all exhibits to be a part of our registration statement.  We have also included a copy of the loan agreement, counsel’s opinion and consent and auditor consent.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A Walstrand

Cletha A. Walstrand

Attorney at Law

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